UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ---------------------
                                 SCHEDULE 13D
                                (RULE 13D-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                 SALTON, INC. .
                    ----------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        --------------------------------
                        (Title of Class of Securities)

                                   795757103
                         -----------------------------
                                 (CUSIP Number)

 -----------------------------------------------------------------------------
                                 Joel Piassick
                         One Riverchase Parkway South
                           Birmingham, Alabama 35244
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 JUNE 2, 2006
         --------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box [__].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Continued on following pages)

                                  SCHEDULE 13D

-------------------------
CUSIP NO. 795757103

-------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally
       Omitted)
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [_]
                                                                        (B)  [x]
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS
--------------------------------------------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        0
       OWNED BY          -------------------------------------------------------
         EACH            8   SOLE DISPOSITIVE POWER
      REPORTING
    PERSON WITH          2,647,067
                         -------------------------------------------------------
                         9

                         0
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                         2,647,067
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,647,067
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.54%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

-------------------------
CUSIP NO. 795757103

-------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally
       Omitted)
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [_]
                                                                        (B)  [x]
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        0
       OWNED BY          -------------------------------------------------------
         EACH            8   SHARED VOTING POWER
      REPORTING          2,647,067
     PERSON WITH         -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                         0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                         2,647,067
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,647,067
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES              [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

-------------------------
CUSIP NO. 795757103

-------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       HMC INVESTORS, L.L.C.

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally
       Omitted)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [_]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        0
       OWNED BY          -------------------------------------------------------
         EACH            8
      REPORTING          2,647,067
      PERSON WITH        -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                         0
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                         2,647,067
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,647,067
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES              [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.54%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

-------------------------
CUSIP NO. 795757103

-------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       HARBERT MANAGEMENT CORPORATION

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally
       Omitted)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [_]
                                                                        (B) [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       ALABAMA
--------------------------------------------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        0
       OWNED BY          -------------------------------------------------------
         EACH            8   SHARED VOTING POWER
      REPORTING          2,647,067
     PERSON WITH         -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                         0
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                         2,647,067
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,647,067
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES              [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

-------------------------
CUSIP NO. 795757103

-------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       PHILIP FALCONE

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally
       Omitted)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [_]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        0
       OWNED BY          -------------------------------------------------------
         EACH            8   SHARED VOTING POWER
      REPORTING          2,647,067
     PERSON WITH         -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                         0
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                         2,647,067
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,647,067
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES              [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

-------------------------
CUSIP NO. 795757103

-------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       RAYMOND J. HARBERT

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally
       Omitted)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [_]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e)                                                   [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        0
       OWNED BY          -------------------------------------------------------
         EACH            8   SHARED VOTING POWER
      REPORTING
     PERSON WITH           2,647,067
                         -------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                         0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,647,067
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,647,067
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.54%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

-------------------------
CUSIP NO. 795757103

-------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       MICHAEL D. LUCE

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally
       Omitted)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [_]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [_]
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
  6
       U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY        0
       OWNED BY          -------------------------------------------------------
         EACH            8   SHARED VOTING POWER
      REPORTING          2,647,067
     PERSON WITH         -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                         0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,647,067
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,647,067
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.54%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.     SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to the beneficial ownership of Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1955 Field Court, Lake Forest, Illinois 60045.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c) and (f) This statement is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a member of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a member of HMC, and Michael D. Luce, a member of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

     The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management and HMC Investors is a Delaware limited liability company. HMC is an Alabama corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

      (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of the date hereof, the Master Fund may be deemed to beneficially own, 2,647,067 of Shares.

      As of the date hereof, HMC Management may be deemed to beneficially own, 2,647,067 of Shares.

      As of the date hereof, HMC Investors may be deemed to beneficially own, 2,647,067 of Shares.

      As of the date hereof, HMC may be deemed to beneficially own, 2,647,067 of Shares.

      As of the date hereof, Philip Falcone may be deemed to beneficially own, 2,647,067 of Shares.

      As of the date hereof, Raymond J. Harbert may be deemed to beneficially own, 2,647,067 of Shares.

      As of the date hereof, Michael D. Luce may be deemed to beneficially own, 2,647,067 of Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Persons recognize the strength of the Issuer's portfolio of products and the well recognized brand names. The Reporting Persons are committed to working with the Issuer to capitalize on these strengths and enhance stockholder value. Accordingly, among other things, (a) Mr. Maura (see
Item 6 regarding Mr. Maura) intends to communicate with the management of the Issuer, its other directors, or both, (b) Mr. Maura may communicate with the Master Fund, (c) the Master Fund may, in its capacity as a stockholder, communicate with Mr. Maura, the other directors, the management of the Issuer or some combination of the foregoing,(d) the Master Fund may seek to acquire or dispose of additional securities issued by the Issuer, (e) Mr. Maura intends to play an active role as a director, (f) Mr. Maura intends, and the Master Fund may seek, to play a constructive role in assisting the Issuer to enhance stockholder value and (g) consistent with his fiduciary duties, Mr. Maura is evaluating and may pursue, and the Master Fund may pursue, actions intended to enhance stockholder value, which may include the sale of Issuer assets to enhance liquidity; a restructuring of the Issuer's indebtedness; and changes in the present board of directors and/or management of the Issuer.

      The Reporting Persons further reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's creditors, the Issuer's stockholders and others.

      Other than as set forth above, the Reporting Persons have no plan or proposal as of the date of this filing which, other than as expressly set forth above, relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a, b) As of the date hereof and upon conversion of the Series A Voting Convertible Preferred Stock of Issuer (the "Preferred Stock") purchased by the Master Fund, the Master Fund may be deemed to be the beneficial owner of 2,647,067 Shares, constituting 15.54% of the Shares of Issuer, based upon 14,386,390 Shares outstanding as of June 2, 2006 plus 2,647,067 Shares if the 30,000 shares of Preferred Stock purchased by the Master Fund are converted into Shares.

      The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,647,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,647,067 Shares.

      As of the date hereof, the Master Fund also has a short position of 709,560 Shares.

      (a, b) As of the date hereof and upon conversion of the Preferred Stock purchased by the Master Fund, HMC Management may be deemed to be the beneficial owner of 2,647,067 Shares, constituting 15.54% of the Shares of Issuer, based upon 14,386,390 Shares outstanding as of June 2, 2006 plus 2,647,067 Shares if the 30,000 shares of Preferred Stock purchased by the Master Fund are converted into Shares.

      HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,647,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,647,067 Shares.

      HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

      (a, b) As of the date hereof and upon conversion of the Preferred Stock purchased by the Master Fund, HMC Investors may be deemed to be the beneficial owner of 2,647,067 Shares, constituting 15.54% of the Shares of Issuer, based upon 14,386,390 Shares outstanding as of June 2, 2006 plus 2,647,067 Shares if the 30,000 shares of Preferred Stock purchased by the Master Fund are converted into Shares.

      HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,647,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,647,067 Shares.

      HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

      (a, b) As of the date hereof and upon conversion of the Preferred Stock purchased by the Master Fund, HMC may be deemed to be the beneficial owner of 2,647,067 Shares, constituting 15.54% of the Shares of Issuer, based upon 14,386,390 Shares outstanding as of June 2, 2006 plus 2,647,067 Shares if the 30,000 shares of Preferred Stock purchased by the Master Fund are converted into Shares.

      HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,647,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,647,067 Shares.

      HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

      (a, b) As of the date hereof and upon conversion of the Preferred Stock purchased by the Master Fund, Philip Falcone may be deemed to be the beneficial owner of 2,647,067 Shares, constituting 15.54% of the Shares of Issuer, based upon 14,386,390 Shares outstanding as of June 2, 2006 plus 2,647,067 Shares if the 30,000 shares of Preferred Stock purchased by the Master Fund are converted into Shares.

      Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,647,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,647,067 Shares.

      Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

      (a, b) As of the date hereof and upon conversion of the Preferred Stock purchased by the Master Fund, Raymond J. Harbert may be deemed to be the beneficial owner of 2,647,067 Shares, constituting 15.54% of the Shares of Issuer, based upon 14,386,390 Shares outstanding as of June 2, 2006 plus 2,647,067 Shares if the 30,000 shares of Preferred Stock purchased by the Master Fund are converted into Shares.

      Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,647,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,647,067 Shares.

      Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

      (a, b) As of the date hereof and upon conversion of the Preferred Stock purchased by the Master Fund, Michael D. Luce may be deemed to be the beneficial owner of 2,647,067

Shares, constituting 15.54% of the Shares of Issuer, based upon 14,386,390 Shares outstanding as of June 2, 2006 plus 2,647,067 Shares if the 30,000 shares of Preferred Stock purchased by the Master Fund are converted into Shares.

      Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,647,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,647,067 Shares.

      Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

      (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On June 2, 2006, the Master Fund entered into a Securities Purchase Agreement pursuant to which it purchased (a) 9,234 shares of Issuer's Preferred Stock from Centre Capital Investors II, LP for $4,617,000, (b) 3,004 shares of Preferred Stock from Centre Capital Tax -Exempt Investors II, L.P. for $1,502,000, (c) 2,009 shares of Preferred Stock from Centre Capital Offshore Investors II, L.P. for $1,004,500, (d) 142 shares of Preferred Stock from Centre Parallel Management Partners, L.P. for $71,000, (e) 1,588 shares of Preferred Stock from Centre Partners Coinvestment, L.P. for $794,000 and (f) 14,023 shares of Preferred Stock from State Board of Administration of Florida. In the aggregate, the Master Fund purchased 30,000 shares of Preferred Stock from the sellers (out of the 40,000 shares of Preferred Stock that the sellers collectively owned) for $15,000,000. Each share of Preferred Stock is convertible at any time (subject to mandatory conversion on September 15, 2008) into that number of Shares obtained by dividing $1,000 by the conversion price in effect at such time. As of the date hereof, the conversion price is $11.3333. The 30,000 shares of Preferred Stock are convertible into 2,647,067 Shares. The Certificate of Designation of the Preferred Stock is filed as Exhibit 3.2 to the Issuer's Form 10-K for the year ended July 3, 2004.

      Also, on June 2, 2006, the Master Fund and the Issuer executed the Joinder Agreement to the Registration Rights Agreement, pursuant to which the Master Fund became a party to the Registration Rights Agreement, subject to all the rights and obligations thereunder. The Registration Rights Agreement provides the Master Fund with certain registration rights and contains provisions related thereto. The Joinder Agreement to Registration Rights Agreement is attached as Exhibit A to the Securities Purchase Agreement and the Consent and Agreement (which, among other things, modifies the Registration Rights Agreement) is attached as Exhibit B to the Securities Purchase Agreement.

      To induce the Master Fund to enter into the Securities Purchase Agreement, on June 2, 2006, the Issuer delivered to the Master Fund an Acknowledgement pursuant to which the Issuer agreed that (a) the present conversion price of the Preferred Stock is $11.3333; (b) the number of outstanding shares of its common stock is 14,386,390; (c) the 30,000 shares of Preferred Stock are convertible into 2,647,067 shares of its common stock, which constitutes approximately 15.54% under the Issuer's Rights Agreement, dated as of June 28, 2004 between the Issuer and UMB Bank, N.A. (the "Rights Plan"); (d) the Master Fund will have the right to designate one director until it no longer owns at least 20,000 shares of Preferred Stock; (e) the Issuer's Board elected David Maura, a consultant to the Master Fund, to the Issuer's Board as a Class II Director, effective immediately after the closing of the purchase of the Preferred Stock;
(f) the Issuer will use its reasonable efforts to modify its Rights Plan as to certain designated matters; (g) the Master Fund will not be deemed an "Acquiring Person" under the Rights Plan as a result of signing and becoming a party to the Registration Rights Joinder Agreement; and (h) the purchase will not result in the Master Fund becoming an "Acquiring Person" under the Rights Plan. The Acknowledgment is attached as Exhibit C to the Securities Purchase Agreement. On June 7, 2006 the Issuer filed a Form 8-K disclosing certain amendments to its Rights Plan.

      The summary of the Securities Purchase Agreement and the Joinder Agreement to the Registration Rights Agreement contained in this Item 6 are each qualified in their entirety by reference to the Securities Purchase Agreement and the Joinder Agreement to the Registration Rights Agreement, respectively, each of which is filed herewith as an exhibit and incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT        DESCRIPTION

      A               Agreement between the Reporting Persons to file jointly
      B               Schedule of Transactions in the Shares of the Issuer
      C               Securities Purchase Agreement, dated June 2, 2006, by and
                      among each of the parties listed on Schedule I annexed thereto and Harbinger Capital Partners Master Fund I, Ltd.

      D Joinder Agreement to the Registration Rights Agreement, dated June 2, 2006, by and between Salton, Inc. and Harbinger Capital Partners Master Fund I, Ltd.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Harbinger Capital Partners Master Fund I, Ltd.
      By: Harbinger Capital Partners Offshore Manager, L.L.C.
      By: HMC Investors, L.L.C., Managing Member

      By: /s/ Joel B. Piassick
      ------------------------


      Harbinger Capital Partners Offshore Manager, L.L.C.
      By: HMC Investors, L.L.C., Managing Member

      By: /s/ Joel B. Piassick
      ------------------------


      Harbert Management Corporation

      By: /s/ Joel B. Piassick
      ------------------------


      HMC Investors, L.L.C.

      By: /s/ Joel B. Piassick
      ------------------------


      /s/ Philip Falcone

      ------------------------
      Philip Falcone

      /s/ Raymond J. Harbert
      ------------------------
      Raymond J. Harbert

      /s/ Michael D. Luce
      ------------------------
      Michael D. Luce

      June 12, 2006

                                                                       Exhibit A

                                          AGREEMENT

      The undersigned agree that this Schedule 13D dated June 12, 2006 relating to the Common Stock of Salton, Inc. shall be filed on behalf of the undersigned.

      Harbinger Capital Partners Master Fund I, Ltd.
      By: Harbinger Capital Partners Offshore Manager, L.L.C.
      By: HMC Investors, L.L.C., Managing Member

      By: /s/ Joel B. Piassick
      ------------------------


      Harbinger Capital Partners Offshore Manager, L.L.C.
      By: HMC Investors, L.L.C., Managing Member

      By: /s/ Joel B. Piassick
      ------------------------


      Harbert Management Corporation

      By: /s/ Joel B. Piassick
      ------------------------


      HMC Investors, L.L.C.

      By: /s/ Joel B. Piassick
      ------------------------


      /s/ Philip Falcone
      ------------------------
      Philip Falcone

      /s/ Raymond J. Harbert
      ------------------------
      Raymond J. Harbert

      /s/ Michael D. Luce

      ------------------------
      Michael D. Luce

      June 12, 2006

                                                                       Exhibit B

                      TRANSACTIONS IN THE COMMON STOCK, $0.01 PAR VALUE
                           --------------------------------------


            TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


         DATE OF TRANSACTION          NUMBER OF SHARES           PRICE PER SHARE
                                      PURCHASED/SOLD
                   04/03/06                   (33,030)                  2.805900
                   04/04/06                    (7,610)                  2.790100
                   04/05/06                   (19,740)                  2.768800
                   04/06/06                    114,995                  3.071500
                   05/01/06                    (4,039)                  2.980000
                   05/01/06                   (32,962)                  2.980000
                   05/25/06                     41,100                  1.957400
                   05/26/06                     13,102                  2.426800
                   05/26/06                     82,198                  2.426800
                   05/30/06                     61,700                  3.048805
                   05/30/06                     51,500                  2.452100
                   05/31/06                     54,500                  2.527600
                   06/01/06                     48,040                  2.986300

